October 29, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn:       Tonya K. Aldave
                 Justin Dobbie

Re:	Kandi Technologies Group, Inc.
Registration Statement on Form S-3
Filed September 20, 2013
File No. 333-191283

Dear Ms. Aldave:

On behalf of our client, Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference, held October 18, 2013, this firm is filing a response to the SEC Comment Letter, dated October 17, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

In addition, attached to this response letter, for the SEC’s review and comment, is a blacklined draft of Amendment No. 1 (compared against the originally filed Form S-3), reflecting the changes in disclosure described herein. Upon confirmation that the attached meets the SEC’s satisfaction and approval, the Company will promptly file Amendment No. 1 with the SEC.

Registration Statement on Form S-3

General

Comment 1.

Based on your disclosure on the cover page of the prospectus, it appears that this is a resale registration statement. Please revise your prospectus throughout to reflect that this is a secondary offering. We note, for example, the disclosure on page 8 in the Warrant Holders section and on page 9 in the Plan of Distribution.

United States Securities and Exchange Commission
October 29, 2013

Response:

As discussed in our phone conference, this is a primary registration statement covering 1,255,461 shares of our common stock issuable upon the exercise of outstanding warrants. With this Response Letter, we confirm that this is a primary registration statement.

In accordance with our phone discussion and in connection with making this fact expressly clear in the registration statement, we have removed the following disclosures in Amendment No.1:

"The holders of the Warrants (the “Warrant Holders”) identified in this prospectus, or its pledgees, donees, transferees or other successors-in-interest, may offer the shares of Common Stock issuable upon exercise of the outstanding Warrants from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices." (see cover page of filed registration statement)

and

"Registration of the Common Stock does not necessarily mean that all or any portion of such stock issuable under the Warrants will be issued or offered for sale by the Warrant Holders." (see "Securities Offered" subsection of "The Offering" section of filed registration statement).

Comment 2.	Please revise to add a selling shareholders section to your prospectus and disclose that the selling shareholders may be deemed underwriters for this offering.

Response:

As this is a primary registration statement, we have concluded that this comment is inapplicable.

Comment 3.

We note that you are relying on Rule 416. Please confirm your understanding that additional issuances of shares upon exercise due to you selling shares for less than the exercise prices are not covered by Rule 416 and would require filing a separate registration statement and paying an additional fee.

Response:

With this Response Letter, we confirm that any additional issuances of shares would require filing a separate registration statement and paying an additional fee.

Placement Agent Warrant, page 6

Comment 4.	Please revise to clarify whether the Placement Agent Warrant is subject to an adjustment pursuant to a Dilutive Issuance described on page 5 and applicable to the Investor Warrants.

United States Securities and Exchange Commission
October 29, 2013

Response:

As set forth in the registration statement, the terms and conditions of the Investor Warrants are different from those of the Placement Agent Warrant. In the registration statement, we state that the Investor Warrants are subject to an adjustment due to "…a Dilutive Issuance (as such term is defined in the Investor Warrants)…" The Placement Agent Warrant is also subject to adjustment pursuant to certain dilutive issuances, but not as a result of a "Dilutive Issuance" (as such term is defined in the Investor Warrants). We have revised the disclosures regarding the Placement Agent Warrant to make it clear that the Dilutive Issuance adjustment applicable to the Investor Warrants is not applicable to the Placement Agent Warrant. (see Second Paragraph, "Placement Agent Warrant" subsection of "Description of Warrants" section).

Exhibit 5.1

Comment 5.	Please have counsel revise the legality opinion to reflect the fact that this is a resale registration statement.

Response:

As we discussed in our phone conference, as this is a primary registration statement, we understand that this comment is inapplicable.

Comment 6.	Please have counsel revise to remove the penultimate paragraph of the opinion. Counsel may not attempt to limit reliance.

Response:

We respectfully disagree that the at-issue paragraph –

"This opinion is issued to you solely for use in connection with the Registration Statement and is not to be quoted or otherwise referred to in any financial statements of the Company or any other document, nor is it to be filed with or furnished to any government agency or other person, without our prior written consent."

- is an unacceptable limitation on reliance or is contrary to the SEC's position as set forth in Staff Legal Bulletin No. 19 "Legality and Tax Opinions in Registered Offerings," which specifically prohibits an opinion from limiting reliance solely to the issuer or its board of directors on the basis that purchasers of the securities in the offering are entitled to rely on the opinion. We agree with this position, and our counsel's opinion does not make any such limitation. Our counsel's opinion states that it is "for use in connection with the Registration Statement." It is implicit that all purchasers of the underlying common stock are entitled to rely on our counsel's legality opinion. Further, this issue has arisen in earlier registration statements filed by the Company, and the SEC has agreed to this language.

With this Response Letter, we confirm that Exhibit 5.1 (Opinion of McKenna Long & Aldridge) covers, without exception, the sale of the common stock covered by the primary registration statement and all purchasers of such common stock are entitled to rely on our counsel's legality opinion.

United States Securities and Exchange Commission
October 29, 2013

We will confirm with you within the next 48 hours that the draft Form S-3/A attached hereto is satisfactory for filing. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jay Shah at (404) 527-4593 or me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	Hu Xiaoming, CEO, Kandi Technologies, Corp. (w/o enclosures) Jeffrey Li, Esq. (w/o enclosures) Jay V. Shah, Esq. (w/o enclosures)